UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On October 11, 2018, Kitov Pharma Ltd. (the “Company” or the “Registrant”) issued a Press Release: “Kitov Appoints Gil Efron as Deputy Chief Executive Officer and Chief Financial Officer”. A copy of this press release is furnished herewith as Exhibit 99.1.

Exhibits

99.1	Press Release

This Form 6-K, including the entire Exhibit 99.1 attached hereto, are all hereby incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195).

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

October 11, 2018	By:	/s/ Simcha Rock
Simcha Rock
CFO and Director

2